Exhibit 99.1

CWI-HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS AND

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S REPORT

DECEMBER 31, 2012 AND 2011

CWI-HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Members of CWI-HRI French Quarter Hotel Property, LLC and Subsidiary

We have audited the accompanying consolidated balance sheets of CWI-HRI French Quarter Hotel Property, LLC and Subsidiary (the “Company”), as of December 31, 2012 and 2011, and the related consolidated statements of operations, of capital and of cash flows for the year ended December 31, 2012 and from inception through the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the year ended December 31, 2012 and from inception through the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/Pailet, Meunier and LeBlanc, L.L.P.

Metairie, Louisiana

March 7, 2013

CWI-HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,
	2012	2011
Assets
Investment in hotel, net	$44,156,141	$29,620,424
Cash	1,788,659	1,212,860
Restricted cash	720,287	13,101,592
Accounts receivable	381,645	303,253
Other assets	363,747	737,101
Deferred tax asset	1,558,376	403,375
Deferred financing costs, net	930,241	1,488,385
Intangible assets, net	171,982	196,267
Total assets	$50,071,078	$47,063,257

Liabilities and Capital
Liabilities:
Mortgage payable	$22,800,000	$22,800,000
Accounts payable, accrued expenses and other liabilities	1,348,689	1,636,214
Construction costs payable	-	2,532,301
Intangible liability, net	5,786,392	5,421,105
Deferred revenue	4,760,046	1,288,512
Income taxes payable	109,057	215,815
Note payable	1,000,000	209,548
Total liabilities	35,804,184	34,103,495
Capital	14,266,894	12,959,762
Total liabilities and capital	$50,071,078	$47,063,257

See Notes to Consolidated Financial Statements.

CWI-HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2012	Period from Inception (September 6, 2011) through December 31, 2011
Revenues
Rooms	$8,868,058	$2,277,429
Food and beverage	1,732,414	468,011
Other income	2,791,895	465,396
	13,392,367	3,210,836

Operating Expenses
Rooms	(2,415,345)	(736,759)
Food and beverage and other costs	(2,161,795)	(536,892)
General & administrative	(1,390,405)	(414,034)
Organizational costs	17,113	(1,058,852)
Depreciation and amortization	(1,594,568)	(283,464)
Repairs and maintenance	(542,847)	(170,350)
Utilities	(364,789)	(122,403)
Marketing	(1,507,970)	(453,537)
Asset management fee - related party	(33,750)	(30,000)
Management fee - related party	(17,553)	(83,700)
Property taxes and insurance	(669,443)	(234,169)
Professional fees	(67,746)	(123,877)
Lease expense	(969,396)	(271,353)
Other expenses	(33,245)	(14,942)
	(11,751,739)	(4,534,332)

Other Income and Expenses
Other income	2,847,143	-
Interest and loan cost expenses	(2,904,889)	(857,712)
	(57,746)	(857,712)

Net Income (Loss) before Income Taxes	1,582,882	(2,181,208)

Income Tax Benefit	758,292	187,560

Net Income (Loss)	$2,341,174	$(1,993,648)

See Notes to Consolidated Financial Statements.

CWI-HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

	Contributed Capital	Distributions	Accumulated Deficit	Total

Inception, September 6, 2011	$-	$-	$-	$-
Contributions	15,300,000	-	-	15,300,000
Distributions	-	(346,590)	-	(346,590)
Net loss	-	-	(1,993,648)	(1,993,648)
Balance at December 31, 2011	15,300,000	(346,590)	(1,993,648)	12,959,762
Contributions	-	-	-	-
Distributions	-	(1,034,042)	-	(1,034,042)
Net income	-	-	2,341,174	2,341,174
Balance at December 31, 2012	$15,300,000	$(1,380,632)	$347,526	$14,266,894

See Notes to Consolidated Financial Statements.

CWI-HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2012	Period from Inception (September 6, 2011) through December 31, 2011
Cash Flows - Operating Activities:
Net income (loss)	$2,341,174	$(1,993,648)
Adjustments to net income (loss):
Depreciation	1,552,537	274,621
Amortization of deferred financing costs and other amortizable costs	600,175	194,891
Increase in accounts receivable	(78,392)	(303,253)
(Increase) decrease in other assets	371,622	(737,101)
Increase in deferred tax assets	(1,155,001)	(403,375)
Increase in accounts payable, accrued expenses and other liabilities	77,761	7,057,320
Increase in deferred revenue	3,471,534	1,288,512
Increase (decrease) in income taxes payable	(106,758)	215,815
Net cash provided by operating activities	7,074,652	5,593,782

Cash Flows - Investing Activities
Deposits to restricted cash	(16,787,942)	(20,348,592)
Withdrawals from restricted cash	29,169,247	7,247,000
Investment in hotel - acquisition	(1,597,835)	(24,632,470)
Investment in hotel - additions	(14,490,420)	(5,262,575)
Intangible assets	(16,012)	(205,110)
Increase (decrease) in construction costs payable	(2,532,301)	2,532,301
Net cash used in investing activities	(6,255,263)	(40,669,446)

Cash Flows - Financing Activities
(Increase) decrease in deferred financing costs	-	(1,674,434)
Proceeds from mortgage payable	-	22,800,000
Proceeds from note payable	790,452	209,548
Contributions	-	15,300,000
Distributions	(1,034,042)	(346,590)
Net cash provided by financing activities	(243,590)	36,288,524

Change in Cash During the Year
Net increase in cash	575,799	1,212,860
Cash, beginning of year	1,212,860	-
Cash, end of year	$1,788,659	$1,212,860

Supplemental Cash Flow Information:
Interest paid	$2,620,965	$499,611
Income taxes paid	503,472	-

See Notes to Consolidated Financial Statements.

CWI-HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and Business

CWI-HRI French Quarter Hotel Property, LLC (the “Company”) was formed on July 27, 2011 for the purpose of owning the property and operating, managing, financing, leasing, renovating, and improving the structures, buildings and improvements on the land located at 800 Iberville Street, New Orleans, Louisiana.

The members of the Company are CWI New Orleans Hotel, LLC (“CWI Member”), and Guitar Partners, LLC (“800 Canal Member”) (collectively, the “Members”). In September 2011, the Members contributed cash and assets to the Company (the “Transaction”) and their participation percentages are 80.39% and 19.61%, respectively. The building is a hotel comprised of 254 units with 10,000 square feet of meeting space, and approximately 22,000 square feet of commercial retail space located on real property leased by the Company from Canal Street Development Corporation (“CSDC”). French Quarter Hotel Operator, Inc. (the “Operator”) is a taxable REIT subsidiary that is wholly owned by the Company.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year ended December 31, 2012 and the period from September 6, 2011 (“Inception”) through December 31, 2011. Actual results could differ from those estimates.

Basis of Presentation

The financial statements are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

Basis of Consolidation

The financial statements of the Company are presented and consolidated with the financial statements of the Operator, a wholly owned subsidiary that the Company controls. The Company is deemed to control another company either by ownership of a majority voting interest in the other company’s equity or by incurring a contractual obligation to provide additional financial support to the other company. All significant intercompany transactions and balances have been eliminated from the consolidated financial statements.

Investment in Hotel

Investment in the hotel is reported inclusive of building, improvements, and furniture, fixtures, and equipment which was $45,983,300 less accumulated depreciation of $1,827,158 at December 31, 2012 and $24,632,470 less accumulated depreciation of $274,621 at December 31, 2011. Major additions and improvements are capitalized at cost, while items which do not extend the useful lives of the assets are expensed currently. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, using the straight-line method. The estimated service lives of the building, improvements, and furniture, fixtures, and equipment are 30 years, 11 years, and 5 years, respectively. Additionally, Investment in hotel included $5,262,575 attributable to construction in process which had not yet been placed into service at December 31, 2011.

CWI-HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment of Long-Lived Assets

The Company has adopted Accounting Standards Codification No. 360-10-05-4, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company reviews its investment in real estate for impairment whenever events or changes in circumstances indicate that the carrying value of such property may not be recoverable.  Recoverability is measured by a comparison of the carrying amount of the real estate to the future net undiscounted cash flow expected to be generated by the real estate and any estimated proceeds from the eventual disposition of the real estate.  If the real estate is considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the real estate exceeds the fair value of such property.  There were no impairment losses recognized in 2012 or 2011.

Amortization of Deferred Financing Costs

Costs related to the mortgage financing are amortized over the three year loan term on a straight-line basis which is not materially different from the results that would have been obtained from using the effective interest rate method.

Other Assets

Included in Other assets are prepaid expenses, deposits, inventory, and prepaid franchise fees. As of December 31, 2012 and 2011, Prepaid expenses totaled $165,317 and $565,198, respectively. Inventory totaled $54,388 and $26,129 as of December 31, 2012 and 2011, respectively, and consisted of food, beverage and supplies. Inventories are stated at lower of cost (first-in, first-out) or market. At both December 31, 2012 and 2011, prepaid franchise fees totaled $80,000. Amortization of the franchise fees began at the start of the franchise term in May 2012.

Intangible Assets

Intangible assets relate to in place leases, which amounted to $188,626 and $205,110 as of December 31, 2012 and 2011, respectively, and are amortized over the remaining life of the respective leases.

Deferred Revenue

Deferred revenue consists of hotel revenues received in advance and key money received from the franchisor, Hyatt-Franchising, L.L.C. (“Hyatt”). The key money received from Hyatt will be recognized over the franchise term and included in Other income on the consolidated statements of operations.

Rental Income

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases.

Income Taxes

Income taxes are provided for the tax effects of transactions of the Operator reported in the financial statements and consist of taxes currently due plus a deferred tax benefit related to the difference between the timing of revenue recognition of the key money for financial and income tax reporting. The deferred tax asset represents the future tax return consequences of the difference.

No provision or benefit for income taxes for the Company has been included in these financial statements. Taxable income or loss passes through to, and is reportable by, the members individually.

CWI-HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (“FIN 48”).  FIN 48 addresses the accounting for uncertainties in income taxes recognized by an entity’s financial statements and prescribes a threshold for recognition of tax positions taken or expected to be taken in a tax return. The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. We continually evaluate expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Reclassifications

Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform with the presentation in the current-year financial statements.

Note 3. Concentration of Credit Risk

The Company maintains its cash balances in banks located in California and Louisiana. The interest bearing deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per bank, while the non-interest bearing deposits are fully insured. As of December 31, 2012 and 2011, the Company’s cash balances were fully insured.

Note 4. Members’ Capital Contributions

During 2011, CWI Member made a cash capital contribution totaling $12,300,000 in exchange for an 80.39% participation percentage. During 2011, 800 Canal Member made a capital contribution of property to the Company with a deemed value of $3,000,000 in exchange for a 19.61% participation percentage.

Note 5. Hyatt Hotel Franchise Agreement

The Operator entered into a franchise agreement with Hyatt on September 2, 2011 for the establishment and operation of a franchise system hotel. As the franchisee, the Company accepts the non-exclusive right and obligation to convert and operate the hotel in accordance with the agreement’s terms and agrees to comply strictly with the hotel system’s details.  The agreement expires 25 years from the opening date, which was May 15, 2012.

Application Fee

The Company paid Hyatt a non-refundable application fee of $100,000. If additional guest rooms are added to the hotel during the franchise term, the Company must pay Hyatt an additional application fee equal to $300 per additional guest room.

Key Money

Hyatt agreed to contribute to the Company a total of $4,000,000 (“Key Money”), subject to the terms of repayment indicated in the franchise agreement. If the franchise agreement terminates for any reason before 25 years from the opening date, then the Company shall pay to Hyatt any unamortized Key Money. As of December 31, 2012 and 2011, the amount of Key Money contributed by Hyatt was $4,000,000 and $1,000,000, respectively. The remaining balance of $3,000,000 was contributed during 2012. Upon the commencement of the hotel being operated as a Hyatt hotel in May 2012, the Company began amortizing the Key Money received.

CWI-HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Royalty Fee

The Company shall pay Hyatt a monthly royalty fee as follows:

(i)                                   four percent of the hotel’s gross rooms revenue and one percent of the hotel’s gross food and beverage revenue accrued during the first 24 months of the term;

(ii)                                five percent of the hotel’s gross rooms revenue and two percent of the hotel’s gross food and beverage revenue accrued during the 25th month of the term through the 36th month of the term; and

(iii)                             six percent of the hotel’s gross rooms revenue and three percent of the hotel’s gross food and beverage revenue during the 37th month of the term through the remainder of the term.

Centralized Service Costs

The Company will be charged monthly for its equitably allocable share of centralized services costs attributable to the centralized services in which the hotel participates.

Note 6. Wyndham Hotel Franchise Agreement

As a result of the Transaction, the Company entered into a new franchise agreement with the then-existing franchisor, Wyndham Hotels and Resorts, LLC (“Wyndham”), on September 3, 2011 for the continuous operation of an upscale and luxury full-service and select service hotel.  As the franchisee, the Company was licensed and obligated to maintain and operate the hotel as a Wyndham hotel in a manner compliant with the agreement. The agreement was scheduled to expire on September 3, 2026, however, the franchise agreement was terminated in May 2012 when the hotel completed its renovation and began operating under the Hyatt franchise agreement.

Royalty

As a condition to the continuing use of the proprietary marks and the system, the Company paid Wyndham a continuing monthly royalty fee accruing from and after the opening date and continuing during the term in an amount equal to five percent of the gross room revenues of the hotel.

Marketing and Global Sales Fees

The Company paid Wyndham a monthly amount equal to three percent of the gross room revenues of the hotel accruing from and after September 3, 2011 as a contribution to the central marketing fund.

Service Fees

The Company paid Wyndham a monthly amount equal to two and one half percent of the gross room revenues of the hotel accruing from and after September 3, 2011. The fee funded certain training, quality assurance, revenue management, information technology and network programs and services.

Reservation Systems Fees

Reservation system fees accrued from and after September 3, 2011 in an amount equal to the allocated reservation center cost per reservation charged to all Wyndham hotels participating in the reservation system.

CWI-HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Fees and Charges

The Company paid all fees and charges for mandated central services and for any optional central services offered by Wyndham.

Franchise Termination Fee

Upon termination of the Wyndham franchise agreement in May 2012, the Company paid a termination fee of $1,597,835. This was included in the purchase price allocation as an assumed liability as contemplated at the time of acquisition.

Note 7. Intangible Liabilities

Intangible liabilities are comprised of a rent intangible resulting from the ground lease with CSDC, which is being amortized over the lease term of 99 years. As of December 31, 2012 and 2011, the rent intangible amounted to $5,786,392 and $5,421,105, respectively, and is recorded net of accumulated amortization of $77,546 and $18,315, respectively.

Based on the intangible liability recorded at December 31, 2012, scheduled annual net amortization of intangibles for each of the next five years is scheduled to be $59,232.

Note 8. Mortgage and Note Payable

Mortgage Payable

On September 2, 2011, the Company entered into a loan agreement with Canpartners Realty Holding Company IV, LLC (the “Canyon Loan”) in the principal amount of $22,800,000 to finance the costs, the reserves, and to pay for certain other costs of the property approved by the lender. The loan is secured by a Leasehold Mortgage, Assignment of Leases and Rents and Security Agreement executed by the Company. The loan bears interest at a rate of 11.5% through the initial maturity date, September 2, 2014. The Company has a right, but not an obligation, to extend the term for another six months provided certain provisions included in the agreement are met. As of December 31, 2012 and 2011, the principal balance amounted to $22,800,000 and $22,800,000, respectively, and accrued interest totaled $225,783 and $172,053, respectively. Interest expense during 2012 and the period ending December 31, 2011 totaled $2,329,212 and $671,664, respectively. Interest capitalized during 2012 and the period ending December 31, 2011 totaled $336,488 and $0, respectively.

The mortgage for this hotel has a cash management agreement that restricts the distribution of available cash to ownership when the trailing-twelve-month debt service coverage ratio at the end of a quarter falls below 1.0. At December 31, 2012, the trailing-twelve-month debt service coverage ratio for this loan was 0.97. We expect this debt service coverage ratio to exceed 1.0 at the next testing date, March 31, 2013.

Note Payable

On September 2, 2011, the Company entered into a loan agreement with the state of Louisiana Office of Community Development (“OCD”), whereby OCD provided funds to the Company from the Project-based Recovery Opportunity Program (the “PROP Loan”). The principal amount of the loan is $1,000,000, bearing interest at the rate of one percent. A balloon principal payment is due on the earlier of the maturity date of the Canyon Loan or February 28, 2015. The remaining principal shall be amortized over the period from the balloon payment date and September 1, 2018. As of December 31, 2012 and 2011, the outstanding balance of the PROP loan was $1,000,000 and $209,548, respectively, and accrued interest totaled $861 and $0, respectively. Interest expense during 2012 and the period ending December 31, 2011 totaled $9,857 and $0, respectively.

CWI-HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Scheduled maturities of long-term debt are as follows:

2013	$-
2014	23,275,331
2015	141,190
2016	142,608
2017	144,041
Thereafter	96,830

Total	$23,800,000

Note 9. Income Taxes

The Operator is a taxable REIT subsidiary which is subject to corporate federal income taxes in accordance with current authoritative guidance. During 2012 and the period ending December 31, 2011, the Company recognized federal income tax expense of $326,082 and $171,881, respectively, and state income tax expense of $70,627 and $43,934, respectively.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2012 and 2011, the Operator recorded a deferred tax asset of $1,558,376 and $403,375, respectively, resulting from the Key Money received. The deferred tax asset was calculated for 2012 and the period ending December 31, 2011 using an effective tax rate of 39.9584% and 40.3375%, respectively. No valuation allowance was recorded against its deferred income tax asset at December 31, 2012 or 2011 because it is more likely than not to be realized in future periods. In evaluating the Operator’s ability to realize its deferred income tax assets, the Operator considers all available positive and negative evidence, including operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction by jurisdiction basis.

Note 10. Related Party Transactions

Architect Agreement

In September 2011, the Company entered into an Architect Agreement with HCI Architecture, Incorporated (“HCIA”), an affiliate of 800 Canal Member, to perform professional architectural services as set forth in the agreement. As compensation for its services, HCIA was paid $293,000 as set forth in the agreement. During 2012 and the period ending December 31, 2011, the Company paid HCIA $161,150 and $131,850, respectively.

Construction Management Agreement

In September 2011, the Company entered into a Construction Management Agreement with HCI Construction, Incorporated (“HCIC”), an affiliate of 800 Canal Member, to perform construction management services as set forth in the agreement.  As compensation for its services, HCIC was paid $469,358 as set forth in the agreement. During 2012 and the period ending December 31, 2011, the Company paid HCIC $418,544 and $50,814, respectively.

Management Fees

On September 2, 2011, the Operator entered into a management agreement with HRI Lodging, Incorporated (“HRIL”), an affiliate of 800 Canal Member. The agreement has a term of ten years with automatic one year renewal terms unless either party provides a termination notice. HRIL agreed to operate the hotel in accordance with the management agreement, the approved budget, the hotel lease, the hotel franchise standards, and the operational standards of HRIL. HRIL shall have the right to determine operating policy, standards of operation, quality of service and any other matters affecting customer relations or the efficient management and operation of the hotel.

CWI-HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As remuneration for its services, the Company will pay HRIL a monthly base management fee equal to 3% of total revenues and an annual incentive management fee equal to 1% of net cash flow as defined in the agreement. The aggregate management fees shall not exceed 3.5% of total revenues in any fiscal year. There were no base management fees earned during 2012. Base management fees of $83,700 were earned during the period ending December 31, 2011 and $14,193 was payable as of December 31, 2011 and is included in Accounts payable, accrued expenses and other liabilities on the consolidated balance sheets. No incentive management fees were earned during 2012 or the period ended December 31, 2011.

PIP Incentive Fee

During 2012, HCIC was paid a PIP incentive fee totaling $270,000 in connection with the early completion of the project under budget. The fee was capitalized and is included in Investment in hotel on the consolidated balance sheets.

Commercial Property Management Fee

On December 1, 2011, the Operator entered into a management agreement with H.R.I. Management Corporation (“HRIM”), an affiliate of 800 Canal Member, to manage and lease the commercial space. The initial term of the agreement is for a period of five years, commencing on December 1, 2011. The Company will pay HRIM a monthly property management fee equal to the greater of 3% of monthly gross income from the operation of the commercial space or $500 per month. Property management fees of $17,553 and $0 were earned during 2012 and the period ending December 31, 2011, respectively. Property management fees payable totaled $1,372 and $0 as of December 31, 2012 and 2011, respectively, and are included in Accounts payable, accrued expenses and other liabilities on the consolidated balance sheets.

Operating Lease

On September 2, 2011, the Company entered into an operating lease agreement with its subsidiary, the Operator. The agreement was amended on May 14, 2012. The leased property is comprised of the Company’s leasehold interest in the hotel lease, the hotel parking lease, the lease with Bilten, L.L.C. and the lease with Mercier Realty & Investment Company. The lease is for an initial term of the later of three years or full repayment of the Canyon Loan, with automatic three-year renewal terms unless a termination notice is provided by either party. The Operator shall pay rent to the Company as follows:

Base Rent

(i)                                     $300,000 per annum from the effective date through December 31, 2011, and

(ii)                                  $800,000 per annum from January 1, 2012 through December 31, 2012, and

(iii)                               $500,000 per annum from January 1, 2013 and thereafter for the term of the agreement.

Percentage Rent:

(i)                                     60% of total revenues between $8,000,000 and $10,000,000 received during a fiscal year,

(ii)                                  50% of total revenues between $10,000,000 and $12,000,000 received during a fiscal year,

(iii)                               40% of total revenues between $12,000,000 and $14,000,000 received during a fiscal year, and

(iv)                              30% of total revenues above $14,000,000 received during a fiscal year.

CWI-HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Additional Rent:

(i)            95% of all non-operational revenue received during a fiscal year.

During 2012 and the period ending December 31, 2011, rent of $6,471,342 and $788,114, respectively, was earned by the Company. Lease expenses and rent payable recorded by the Operator and lease income and rent receivable recorded by the Company have been eliminated in consolidation.

Asset Management Fee

As part of the operating lease, the Company agreed to pay CWI Member an annual asset management fee of $90,000 in connection with asset management services provided to the Company related to the hotel and garage. The asset management fee was prorated for partial years and was classified as an operational expense. On May 14, 2012, the operating lease was amended and the asset management fee was removed from the agreement. During 2012 and the period ending December 31, 2011, the Company incurred asset management fees of $33,750 and $30,000. As of December 31, 2012 and 2011, asset management fees payable amounted to $0 and $30,000, respectively, and are included in Accounts payable, accrued expenses and other liabilities on the consolidated balance sheets.

Note 11. Profits and Losses and Distributions

Profits and Losses

After giving effect to the special allocations set forth in the operating agreement, profits and losses should be allocated to the Members so that the capital account of each Member is equal to the excess of the distributions that would be made to the Member if the Company were dissolved over the sum of the Member’s respective share of Company minimum gain and Member nonrecourse debt minimum gain and the amount that the Member is obligated (or deemed obligated) to contribute to the Company immediately prior to the hypothetical sale of assets.

Distributions

The Company shall distribute all available distributable cash from operations as follows:

(i)            First, to CWI Member, until CWI Member has received cumulative distributions equal to cumulative annual distributions of $90,000 per annum; provided that such distributions shall not reduce the balance of CWI Member’s unreturned capital contribution account;

(ii)           Second, to CWI Member, until CWI Member has received cumulative distributions equal to a cumulative annual return of 8.5%, compounded annually, on the balance of CWI Member’s unreturned capital contribution account, taking into account prior distributions;

(iii)          Third, to 800 Canal Member, until 800 Canal Member has received non-cumulative (non-compounded) distributions equal to a non-cumulative (non-compounded) annual return of 8.5% on the balance of 800 Canal Member’s unreturned capital contribution account, taking into account prior distributions; and

(iv)          Thereafter, to the Members, pro rata, in proportion to their respective percentage interests.

Unless otherwise authorized by the Members, all distributable cash from the Operator’s operations shall be distributed from the Operator to the Company and shall be deemed part of the Company’s distributable cash from operations.

CWI-HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12. Lease Agreements

Hotel Lease

On September 2, 2011, the Company and CSDC entered into a 99-year lease agreement for the leased premises. Under the hotel lease, the Company is required to pay several different types of rent as follows:  Base Rent, Percentage Rent, Commercial Percentage Rent Participation, Base Commercial Rent Participation, and Air Rights Rent. The concepts of Base Rent and Percentage Rent pertain primarily to the hotel. The concepts of Commercial Percentage Rent Participation and Base Commercial Rent Participation pertain to the commercial space. The hotel lease also includes rental concepts, such as Deferred Rent, Carrying Costs Rent and Landlord Administrative Expenses, but such categories of rent are not effective as long as the hotel and commercial space are operating and debt service payments under the mortgage loan are being made.

Future minimum rental payments required over the next five years are as follows:

Lease Year	Base Rent

2013	$306,007
2014	315,187
2015	324,643
2016	334,382
2017	344,414

(1)           Base Rent:  The Company shall pay base rent on a monthly basis as follows:

(a)           Year one - $300,000 for the year;

(b)           Years two through the expiration or termination of the lease, base rent shall be adjusted annually (but not decreased) every September 2 in accordance with the CPI adjustment provisions of the hotel lease.

The Company is entitled to a reduction in the monthly base rent payable to CSDC equal to the monthly air rights rent payable and paid. During 2012 and the period ending December 31, 2011, base rent in the amount of $296,977 and $94,607, respectively, was expensed by the Company.

(2)           Percentage Rent: The Company shall pay a percentage rent in the amount of 4.5% of gross income in excess of the applicable percentage rent threshold level, calculated on an annual basis.

During 2012, percentage rent in the amount of $87,909 was expensed by the Company. During the period ending December 31, 2011, no percentage rent was expensed by the Company.

(3)           Base Commercial Rent Participation and Commercial Percentage Rent Participation: The Company is required to pay 41% of all base and percentage commercial rent after commercial space expenses received from third parties which sublease commercial space. As of December 31, 2012, the Company had the subtenants described in Note 13.

(4)           Air Rights Rent: The Company is required to pay air rights rent in the amount of $501.89 per month, increasing by 15% on December 1, 2013 and every five years thereafter.

During 2012 and the period ending December 31, 2011, air rights rent in the amount of $6,023 and $1,923, respectively, was expensed by the Company.

(5)           Bilten Property Lease: The original lease of certain land and improvements designated as 811 Canal Street commenced January 1981, and has been extended multiple times since. The current term ends in December 2015 and can be extended by 15 more extensions to November 2088.  The original lease was between CSDC and Historic Restoration, Incorporated (“HRI”), who assigned its interest to 800 Canal Street Limited Partnership (“800 Canal”). On September 2, 2011, 800 Canal assigned its interest to Guitar Partners, LLC, who subsequently assigned its interest to the Company.

During 2012 and the period ending December 31, 2011, Bilten rent in the amount of $90,172 and $28,805, respectively, was expensed by the Company.

CWI-HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6)           Landlord Administrative Expenses (LAE): CSDC shall receive a certain minimum amount of annual revenue for landlord administrative expenses (“LAE”). LAE shall not be payable in any year in which the annual rent (other than additional rent) is equal to or greater than $73,615 per year.

During 2012 and the period ending December 31, 2011, no LAE were expensed by the Company.

(7)           Land Lease (Corner Lot Lease):  In connection with the original hotel lease, HRI leased the lot at the southeast corner of Dauphine and Iberville Streets from Mercier Realty & Investment Company (“MRIC”). HRI assigned its interest in the lease to 800 Canal, who assigned its interest to Guitar Partners, LLC, who subsequently assigned its interest to the Company. The lease had an initial term of 10 years commencing on January 1, 1993, with 8 automatic (unless terminated by the Company) renewal options, each for an additional 10 years, and a final renewal option for 74 months.  The Company has exercised the first two 10 year renewal options for a term ending December 31, 2022.  The Company shall pay a minimum guaranteed rent under the land lease agreement to MRIC. Annual rent shall be increased annually by the CPI factor as outlined in the lease agreement.

During 2012 and the period ending December 31, 2011, land lease rent in the amount of $21,184 and $6,551, respectively, was expensed by the Company.

Hotel Parking Lease

On September 2, 2011, CSDC and the Company entered into a 99-year lease agreement for 150 parking spaces located in a garage adjacent to the hotel. The terms and conditions of the lease will be negotiated after the initial 30-year period of the term and each successive 10 year period thereafter.

Under the hotel parking lease, the Company is required to pay fixed minimum rent and percentage rent and contribute to a capital improvements fund as follows:

(1)           Fixed Minimum Rent:

(a)           $209,569.92 during the first five years of the initial period, plus the period from the effective date through December 31, 2011;

(b)           $250,000 during the second five year period of the initial period; and

(c)           During the last 20 years of the initial period, the fixed minimum rent shall be increased annually by the greater of (i) 3% of the fixed minimum rent for the previous year or (ii) the amount by which the CPI has increased during the previous year.

(2)           Percentage Rent: The annual percentage rent shall be 50% of the difference between (i) gross garage revenue after subtracting hotel valet parking income and (ii) to the extent paid by the Company, the sum of Company’s proportionate share of operating costs, operating expenses, insurance premiums, the monthly capital improvement fund deposit, and fixed minimum rent.

(3)           Monthly Capital Improvement Fund Deposit: The monthly deposit to the capital improvements fund is the lesser of (i) net garage revenue less operating expenses and fixed minimum rent or (ii) $2,000.

During 2012 and the period ending December 31, 2011, the Company expensed total parking rent of $156,241 and $82,035, respectively. Additionally, the Company expensed $24,000 and $7,667, respectively, related to the monthly deposit required for capital improvements. As of December 31, 2012 and 2011, the Company owed CSDC parking rent of $0 and $26,254, respectively.

CWI-HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13. Commercial Subleases

The Company is the assuming lessor of three commercial leases which existed at the time of the Transaction. The leases are as follows:

Subtenant - Red Fish Grill

The lease with 115 Bourbon, L.L.C. (“Red Fish Grill”) is for the operation of a restaurant, bar, restaurant-related catering and/or other related purposes having a character and quality similar to and consistent with that of the hotel as of the date of the execution of the lease, with sales of food and alcoholic beverages primarily on-premises, and the kitchen, office, and support facilities necessary for this use.

The term of the lease is for forty years and commenced on January 16, 1997.

(1)           Fixed Rents:  During the remaining term, Red Fish Grill is obligated to pay a fixed minimum rent to the Company on a monthly basis as follows:

(a)           Years eleven through fifteen (2007-2011) - $15.00 per square foot or 80% of previous lease year’s combined percentage rent and fixed minimum rent, whichever is greater, but not less than the previous lease year’s fixed minimum rent;

(b)                                Years sixteen through twenty (2012-2016) - $17.50 per square foot or 80% of previous lease year’s combined percentage rent and fixed minimum rent, whichever is greater, but not less than the previous lease year’s fixed minimum rent;

(c)            Years twenty-one through twenty-five (2017-2021) - $20.00 per square foot or 80% of previous year’s combined percentage rent and fixed minimum rent, whichever is greater, but not less than the previous lease year’s fixed minimum rent;

(d)           Years twenty-six through thirty (2022-2026) - $22.50 per square foot or 80% of previous lease year’s combined percentage rent and fixed minimum rent, whichever is greater, but not less than the previous lease year’s fixed minimum rent;

(e)            Years thirty-one through thirty-five (2027-2031) - $25.00 per square foot or 80% of previous lease year’s combined percentage rent and fixed minimum rent, whichever is greater, but not less than the previous lease year’s fixed minimum rent; and

(f)            Years thirty-six through forty (2032-2036) - $27.50 per square foot or 80% of previous lease year’s combined percentage rent and fixed minimum rent, whichever is greater, but not less than the previous lease year’s fixed minimum rent.

(2)           Percentage Rent:  Red Fish Grill will pay a percentage of gross receipts as follows:

Increment of Gross Receipts	Percentage

$0 - $3,000,000	3%
$3,000,001 - $6,000,000	5%
Excess over $6,000,000	4.5%

CWI-HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)           Operating Costs:  Red Fish Grill will pay a proportionate share of all costs incurred by the Company for management, maintenance or capital improvements to the building.

(4)           Real Estate Tax and Insurance Expenses: Red Fish Grill will also reimburse the Company for a proportionate share of expenses for real estate taxes and insurance paid.

Subtenant - Studio E

The lease with Studio E, LLC (“Studio E”) is for the operation of a first-class hair salon, with the retail sale of related merchandise that is customary in first-class hair salons and with the right to hang artworks on the wall for sale but only in conjunction with the primary use of the leased premises as a first-class hair salon. The term of the lease is for five years commencing September 15, 2008.  Studio E shall have one option to extend the lease term for a period of five lease years.

(1)           Fixed Rent: Studio E is obligated to pay the Company as fixed minimum rent for the leased premises, the following amounts:

Years	Monthly	Annual

Initial Term (2008 - 2013)	$1,500	$18,000
Extension Term (2013 - 2018)	$1,725	$20,700

(2)          Operating Costs: Studio E is obligated to pay a proportionate share of all costs incurred by the Company for management, maintenance or capital improvements to the building.

(3)          Real Estate Tax and Insurance Expenses: Studio E will also reimburse the Company for a proportionate share of expenses for real estate taxes and insurance premiums paid.

(4)          Utilities: Studio E will pay the Company, as additional rent, a monthly charge for electrical service that is equal to $78.17 per month ($2.00 per square foot per year), which amount will be increased annually, on or before the first day of each lease year by three percent. Studio E will pay the Company, as additional rent, a monthly charge for water that is equal to $39.09 per month ($1.00 per square foot per year), which amount will be increased annually, on or before the first day of each lease year by three percent.

Subtenant - Storyville

The lease with Storyville District New Orleans, L.L.C. (“Storyville”) was for the operation of an entertainment club having a character and quality similar to and consistent with that of the hotel, featuring live musical performances and/or other entertainment, a bar, or lounge, which may serve food and alcoholic and non-alcoholic beverages and the necessary kitchen, office, and support facilities appropriate for this use. The term of the lease was for forty years and commenced on May 15, 1998. On April 26, 2012, Storyville assigned all of its rights, title and interest in the lease to Hard Rock Cafe International (STP), Inc. (“Hard Rock Cafe”).

Subtenant - Hard Rock Cafe

On April 26, 2012, the Company entered into a lease with Hard Rock Cafe, whereby Hard Rock Cafe was assigned all of Storyville’s rights, title and interest in their sublease with the Company. The lease with Hard Rock Cafe is for the operation of a full service Hard Rock Cafe, operated in the same manner as Hard Rock Cafes nationally. The lease term expires on May 14, 2038.

CWI-HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)           Fixed Minimum Rent:  During the remaining term, Hard Rock Cafe shall pay fixed minimum rent to the Company on a monthly basis as follows:

(a)         Amendment Effective Date (April 26, 2012) through December 31, 2012 - $202,880;

(b)         January 1, 2013 through December 31, 2018 - $320,000;

(c)          January 1, 2019 through December 31, 2024 - $352,000;

(d)         January 1, 2025 through December 31, 2030 - $387,200;

(e)          January 1, 2031 through December 31, 2035 - $425,920; and

(f)          January 1, 2036 through December 31, 2038 - $468,512.

Per the terms of the lease, Hard Rock Cafe will receive a credit towards 2013 fixed minimum rent equal to the amount of fixed minimum rent paid during 2012. During 2012, Hard Rock Cafe paid the Company fixed minimum rent of $137,533.

(2)           Percentage Rent:  Hard Rock Cafe will pay percentage rent equal to 5% of the amount by which the aggregate gross receipts for the lease year exceed the breakpoint for that lease year, as defined in the lease agreement.

(3)           Operating Costs: Hard Rock Cafe is obligated to pay a proportionate share of all costs incurred by the Company for management, maintenance or capital improvements to the building.

(4)           Real Estate Tax and Insurance Expenses: Hard Rock Cafe will also reimburse the Company for a proportionate share of expenses for real estate taxes and insurance paid.

Note 14. Restricted Cash

In conjunction with the loan agreement, the franchise agreement, and the hotel management agreement, the Company has established specific restricted cash accounts, as listed below:

Interest Reserve	$19,006	$1,231,253
Tax and Insurance Reserve	188,646	201,600
Renovation Reserve	-	10,071,206
FF&E Reserve	316,128	(100)
Operating Shortfall Reserve	196,507	1,153,210
Construction Disbursement	-	444,423
Total Restricted Cash	$720,287	$13,101,592

Note 15. Advertising

The Company expenses advertising costs as they are incurred. Advertising expense was $0 and $15,598 during 2012 and the period ending December 31, 2011, respectively.

CWI-HRI FRENCH QUARTER HOTEL PROPERTY, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16. Historic Tax Credits

As part of the renovation to convert from a Wyndham hotel to a Hyatt hotel, the Company was entitled to a historical tax credit of $3,746,241. The Company entered into an agreement to sell the tax credits to a third party at a transfer price of $0.76 per $1.00 of tax credit, upon the entitlement of such credits. During 2012, income from the sale of the credits amounted to $2,847,143 and is included in Other income on the Consolidated statements of operations.

Note 17. Subsequent Events

FASB Accounting Standards Codification Topic 855, Subsequent Events addresses events which occur after the balance sheet date but before the issuance of financial statements. An entity must record the effects of subsequent events that provide evidence about conditions that existed at the balance sheet date and must disclose but not record the effects of subsequent events which provide evidence about conditions that existed after the balance sheet date. Additionally, Topic 855 requires disclosure relative to the date through which subsequent events have been evaluated and whether that is the date on which the financial statements were issued or were available to be issued. Management evaluated the activity of CWI-HRI French Quarter Hotel Property, LLC and Subsidiary through March 7, 2013, the date the financial statements were issued, and concluded that no subsequent events have occurred that would require disclosure in the Notes to the Financial Statements.